SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of July, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________









               RYANAIR LAUNCH 2 NEW ROUTES TO BRISTOL AND NANTES
                 10,000 seats to BRISTOL for      EUR0.99*
                 5,000 seats to NANTES for        EUR2.99*

Ryanair, Europe's No. 1 low fares airline, today (Thursday, 7th July 2005) announced two new routes from its Shannon base to Bristol and Nantes. The new route to Bristol will start daily on 30th October 2005 and the new route to Nantes will operate 3 times a week from 1st November 2005, bringing the total number of destinations served by Ryanair at Shannon to 16. In addition, Ryanair announced a frequency increase from 1 to 4 flights per week on its Frankfurt route, starting 31st October 2005. This expansion will result in an additional 200,000 passengers per annum at Shannon.

Announcing the expansion at Shannon today, Ryanair CEO Michael O'Leary, said:

        "The Shannon base has exceeded our expectations since its launch in May and has firmly established itself as one of the most important drivers of both tourism and the economy in the West of Ireland. Today's new routes to Bristol and Nantes and the frequency increase to Frankfurt means that 1.5 M passengers at Shannon over the next year will benefit from Ryanair's lowest fares and save over EUR150M compared to the high fare airlines.

        "These new flights are available for booking today on www.ryanair.com from 99 cents* and passengers are advised to book their seats immediately as demand for these new destinations will be very strong."

In welcoming the Ryanair announcement, Niall Gibbons, Director of Corporate Services in Tourism Ireland, said:

        "Increasing air access into the island of Ireland is fundamental in our goal of increasing the number of overseas tourists. Global competition has never been stronger so we need to motivate consumers with compelling offers and reasons to visit, combined with a range of competitively-priced access options to a variety of locations on the island. Ryanair's decision to open new routes from France and England means that even more potential visitors now have low-cost access direct into Shannon. This builds on the already excellent direct access into the regions and will do much to spread the benefits of tourism into the Western seaboard".

*excluding taxes and charges

Ends.                         Thursday, 7th July 2005

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 8121228         Tel: 00 353 1 4980300


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  07 July, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director